July 11, 2022

United States Securities

and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Attn: Erin Donahue; Geoffrey Kruczek

100 F Steet, N.E.

Washington, D.C. 20549

Re:	AURI INC Regulation A Offering Statement on Form 1-A File No. 024-11830 Filed March 15, 2022

Dear Ms. Donahue and Mr. Kruczek:

This letter is to inform you that Auri, Inc. (the “Company”) is filing an amended offering statement to change the price range of the shares offered by the Company and increase the maximum number of securities to be filed with the SEC.

If you have any questions, please contact our counsel, Jonathan Leinwand at (954) 903-7856.

Thank you in advance for your assistance.

Very Truly Yours,

AURI, INC.

By:/s/ Edward Vakser

Edward Vakser, Chairman and CEO